Exhibit 5.1

Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5600 F +1 202 637 5910 www.hoganlovells.com

September 3, 2021

Board of Trustees

Public Storage

701 Western Avenue

Glendale, CA 91201

Ladies and Gentlemen:

We are acting as counsel to Public Storage, a Maryland real estate investment trust (the “Company”), in connection with its proposed sale of €700 million principal amount of the Company’s 0.500% Senior Notes due 2030 (the “Notes”) pursuant to its registration statement on Form S-3 (File No. 333-231510) (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”) on May 15, 2019, and the prospectus dated May 15, 2019 (the “Prospectus”), as supplemented by the supplement to the Prospectus dated September 2, 2021 (the “Prospectus Supplement”). The Notes are to be issued pursuant to an Indenture, dated September 18, 2017, between the Company and Wells Fargo Bank, National Association, as Trustee (the “Indenture”), as supplemented by an Eighth Supplemental Indenture, to be entered into by the Company and the Trustee (the “Supplemental Indenture”). This opinion letter is furnished to you at your request to enable you to fulfill the requirements of Item 601(b)(5) of Regulation S-K, 17 C.F.R. § 229.601(b)(5), in connection with the Registration Statement.

For purposes of this opinion letter, we have examined copies of such agreements, instruments and documents as we have deemed an appropriate basis on which to render the opinions hereinafter expressed. In our examination of the aforesaid documents, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the accuracy and completeness of all documents submitted to us, the authenticity of all original documents, and the conformity to authentic original documents of all documents submitted to us as copies (including pdfs). As to all matters of fact, we have relied on the representations and statements of fact made in the documents so reviewed, and we have not independently established the facts so relied on. This opinion letter is given, and all statements herein are made, in the context of the foregoing.

For purposes of this opinion letter, we have assumed that (i) Wells Fargo Bank, National Association, as trustee (the “Trustee”) under the Indenture, to be supplemented by the Supplemental Indenture, has and, upon execution of the Supplemental Indenture, will have all requisite power and authority under all applicable laws, regulations and governing documents to execute, deliver and perform its obligations under the Indenture and the Supplemental Indenture and has complied with all legal requirements pertaining to its status as such status relates to the Trustee’s right to enforce the

September 3, 2021

Indenture and Supplemental Indenture against the Company, (ii) the Trustee has authorized, executed and delivered the Indenture and has authorized and will duly execute and deliver the Supplemental Indenture, (iii) the Trustee is validly existing and in good standing in all necessary jurisdictions, (iv) the Indenture constitutes and, upon its execution, the Supplemental Indenture will constitute valid and binding obligations, enforceable against the Trustee in accordance with their terms, (v) there has been no, and in the case of the Supplemental Indenture, there will be no mutual mistake of fact or misunderstanding, or fraud, duress or undue influence, in connection with the negotiation, execution or delivery of the Indenture or the Supplemental Indenture, and the conduct of all parties to the Indenture and, upon execution, the Supplemental Indenture has complied and will comply with any requirements of good faith, fair dealing and conscionability and (vi) there are, have been and will be no agreements or understandings among the parties, written or oral, and there is, has been and will be no usage of trade or course of prior dealing among the parties (and no act or omission of any party) that would, in either case, define, supplement or qualify the terms of the Indenture or, upon its execution, the Supplemental Indenture. We also have assumed the validity and constitutionality of each relevant statute, rule, regulation and agency action covered by this opinion letter.

This opinion letter is based as to matters of law solely on the applicable provisions of the following, as currently in effect: (i) Title 8 of the Corporations and Associations Article of the Annotated Code of Maryland, as amended, including applicable provisions of the Maryland General Corporation Law, as amended; and (ii) the laws of the State of New York (but not including any laws, statutes, ordinances, administrative decisions, rules or regulations of any political subdivision below the state level). We express no opinion herein as to any other statutes, rules or regulations (and in particular, we express no opinion as to any effect that such other statutes, rules or regulations may have on the opinion expressed herein).

Based upon, subject to and limited by the foregoing, we are of the opinion that the Notes have been duly authorized on behalf of the Company and that, following (i) receipt by the Company of the consideration therefor specified in the Underwriting Agreement dated September 2, 2021, by and among the Company and Merrill Lynch International, Morgan Stanley & Co. International plc and UBS AG London Branch, as representatives of the several underwriters named therein, and (ii) the due execution, authentication, issuance and delivery of the Notes pursuant to the terms of the Indenture and, upon its execution, the Supplemental Indenture, and as contemplated by the Prospectus Supplement, the Notes will constitute valid and binding obligations of the Company.

The opinion expressed above with respect to the valid and binding nature of obligations may be limited by bankruptcy, insolvency, reorganization, receivership, moratorium or other laws affecting creditors’ rights (including, without limitation, the effect of statutory and other law regarding fraudulent conveyances, fraudulent transfers and preferential transfers) and by the exercise of judicial discretion and the application of principles of equity, good faith, fair dealing, reasonableness, conscionability and materiality (regardless of whether the Notes are considered in a proceeding in equity or at law).

This opinion letter has been prepared for use in connection with the filing by the Company of a Current Report on Form 8-K on the date hereof, which Form 8-K will be incorporated by reference into the Registration Statement and Prospectus Supplement, and speaks as of the date hereof. We assume no obligation to advise of any changes in the foregoing subsequent to the delivery of this opinion letter.

We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the above-described Current Report on Form 8-K, and to the reference to this firm under the caption “Legal Matters” in the Prospectus Supplement, which constitutes part of the Registration Statement. In giving this consent, we do not thereby admit that we are an “expert” within the meaning of the Act.

September 3, 2021

Very truly yours,

/s/ Hogan Lovells US LLP

HOGAN LOVELLS US LLP